EXHIBIT 21.1

SIMPPLE LTD.

List of Subsidiaries

Name of Subsidiaries	Jurisdiction of Incorporation or Organization
IFSC Pte. Ltd.	Singapore
Gaussian Robotics Pte. Ltd.	Singapore
Simpple Pte. Ltd.	Singapore
Simpple Australia Pty Ltd	Australia